TABLE OF CONTENTS                                 Exhibit 99.2

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Inventories

Note 7:	Long-term obligations and finance costs

Note 8:	Capital stock

Note 9:	Revenue

Note 10:	Retirement benefit plans

Note 11:	Depreciation and amortization expense

Note 12:	Gain on lease terminations and lease amendments

Note 13:	Sale of Cantrex Group Inc.

Note 14:	Financial instruments

Note 15:	Contingent liabilities

Note 16:	Net earnings (loss) per share

Note 17:	Income taxes

Note 18:	Segmented information

Note 19:	Changes in non-cash working capital balances

Note 20:	Changes in long-term assets and liabilities

Note 21:	Event after reporting period

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at August 3, 2013	As at February 2, 2013 (Note 2.4)	As at July 28, 2012 (Note 2.4)
ASSETS
Current assets
Cash and cash equivalents	5	$319.1	$238.5	$336.6
Accounts receivable, net	14	77.2	77.7	90.6
Income taxes recoverable	17	7.0	5.5	14.5
Inventories	6	915.3	851.4	847.2
Prepaid expenses		37.0	28.6	40.3
Derivative financial assets	14	1.5	—	—
Total current assets		1,357.1	1,201.7	1,329.2

Non-current assets
Property, plant and equipment		1,078.5	1,118.5	1,165.3
Investment property		21.7	21.7	21.7
Intangible assets		24.6	27.2	24.1
Goodwill		8.7	8.7	8.7
Deferred tax assets		77.0	83.8	84.0
Other long-term assets	7, 14, 17	49.1	43.1	34.5
Total assets		$2,616.7	$2,504.7	$2,667.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14	$505.7	$483.7	$536.3
Deferred revenue		182.3	197.8	192.8
Provisions		50.8	66.3	52.2
Income taxes payable	17	—	—	0.3
Other taxes payable		50.2	34.0	39.2
Current portion of long-term obligations	7,14	9.3	9.2	9.0
Total current liabilities		798.3	791.0	829.8

Non-current liabilities
Long-term obligations	7,14	45.9	50.2	47.1
Deferred revenue		86.9	90.7	88.2
Retirement benefit liability	10	414.5	415.7	452.4
Deferred tax liabilities		5.0	6.0	5.8
Other long-term liabilities		67.0	74.7	77.4
Total liabilities		1,417.6	1,428.3	1,500.7

SHAREHOLDERS’ EQUITY
Capital stock	8	14.9	14.9	14.9
Retained earnings	8	1,329.8	1,208.2	1,292.1
Accumulated other comprehensive loss		(145.6)	(146.7)	(140.2)
Total shareholders’ equity		1,199.1	1,076.4	1,166.8
Total liabilities and shareholders’ equity		$2,616.7	$2,504.7	$2,667.5
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the 13 and 26-week periods ended August 3, 2013 and July 28, 2012

Unaudited

		13-Week Period		26-Week Period
(in CAD millions, except per share amounts)	Notes	2013	2012 (Note 2.4)	2013	2012 (Note 2.4)

Revenue	9	$960.1	$1,061.9	$1,827.2	$1,989.9
Cost of goods and services sold	6, 14	601.3	662.6	1,139.0	1,243.0
Selling, administrative and other expenses	10,11,14	364.1	405.9	735.0	808.5
Operating loss		(5.3)	(6.6)	(46.8)	(61.6)

Gain on lease terminations and lease amendments	12	185.7	—	185.7	164.3
Finance costs	7,17	2.8	4.6	5.1	9.1
Interest income	5	0.4	2.3	0.8	2.9
Earnings (loss) before income taxes		178.0	(8.9)	134.6	96.5

Income tax recovery (expense)
Current	17	(4.4)	(7.9)	(7.3)	(11.0)
Deferred	17	(20.8)	7.0	(5.7)	(2.3)
		(25.2)	(0.9)	(13.0)	(13.3)
Net earnings (loss)		$152.8	$(9.8)	$121.6	$83.2

Basic net earnings (loss) per share	16	$1.50	$(0.10)	$1.19	$0.81
Diluted net earnings (loss) per share	16	$1.50	$(0.10)	$1.19	$0.81

Net earnings (loss)		$152.8	$(9.8)	$121.6	$83.2

Other comprehensive income, net of taxes:

Items that may subsequently be reclassified to net income:
Mark-to-market adjustment on cash equivalents		—	(0.1)	—	—
Gain on foreign exchange derivatives	14	1.1	—	1.1	—
Reclassification to net earnings (loss) of (gain) loss on foreign exchange derivatives		—	0.1	—	—

Items that will not be subsequently reclassified to net income:
Tax rate adjustment on pension remeasurement losses		—	1.3	—	1.3

Total other comprehensive income		1.1	1.3	1.1	1.3
Comprehensive income (loss)		$153.9	$(8.5)	$122.7	$84.5
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13 and 26-week periods ended August 3, 2013 and July 28, 2012
Unaudited

				Accumulated other comprehensive loss (income)
(in CAD millions)	Notes	Capital stock	Retained earnings	Mark-to-market on short-term investments within cash and cash equivalents	Foreign exchange derivatives designated as cash flow hedges	Remeasurement loss	Total accumulated other comprehensive loss (income)	Shareholders’ equity
Balance as at May 4, 2013		$14.9	$1,177.0	$—	$—	$(146.7)	$(146.7)	$1,045.2
Net earnings			152.8	—	—	—	—	152.8
Other comprehensive income
Gain on foreign exchange derivatives, net of income tax expense of $0.4	14			—	1.1	—	1.1	1.1
Total other comprehensive income		—	—	—	1.1	—	1.1	1.1
Total comprehensive income		—	152.8	—	1.1	—	1.1	153.9
Balance as at August 3, 2013		$14.9	$1,329.8	$—	$1.1	$(146.7)	$(145.6)	$1,199.1

Balance as at April 28, 2012		$15.0	$1,308.8	$0.1	$0.1	$(141.7)	$(141.5)	$1,182.3
Net loss			(9.8)	—	—	—	—	(9.8)
Other comprehensive (loss) income
Mark-to-market loss, net of income tax recovery of nil				(0.1)	—	—	(0.1)	(0.1)
Reclassification of loss on foreign exchange derivatives, net of income tax recovery of nil				—	0.1	—	0.1	0.1
Tax rate adjustment on pension remeasurement losses				—	—	1.3	1.3	1.3
Total other comprehensive (loss) income		—	—	(0.1)	0.1	1.3	1.3	1.3
Total comprehensive (loss) income		—	(9.8)	(0.1)	0.1	1.3	1.3	(8.5)
Repurchases of common shares	8	(0.1)	(6.9)	—	—	—	—	(7.0)
Balance as at July 28, 2012		$14.9	$1,292.1	$—	$0.2	$(140.4)	$(140.2)	$1,166.8

Balance as at February 2, 2013		$14.9	$1,208.2	$—	$—	$(146.7)	$(146.7)	$1,076.4
Net earnings			121.6	—	—	—	—	121.6
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $0.4	14			—	1.1	—	1.1	1.1
Total other comprehensive income		—	—	—	1.1	—	1.1	1.1
Total comprehensive income		—	121.6	—	1.1	—	1.1	122.7
Balance as at August 3, 2013		$14.9	$1,329.8	$—	$1.1	$(146.7)	$(145.6)	$1,199.1

Balance as at January 28, 2012		$15.0	$1,218.5	$—	$0.2	$(141.7)	$(141.5)	$1,092.0
Net earnings			83.2	—	—	—	—	83.2
Other comprehensive income
Tax rate adjustment on pension remeasurement losses				—	—	1.3	1.3	1.3
Total other comprehensive income		—	—	—	—	1.3	1.3	1.3
Total comprehensive income		—	83.2	—	—	1.3	1.3	84.5
Repurchases of common shares	8	(0.1)	(9.6)	—	—	—	—	(9.7)
Balance as at July 28, 2012		$14.9	$1,292.1	$—	$0.2	$(140.4)	$(140.2)	$1,166.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 26-week periods ended August 3, 2013 and July 28, 2012
Unaudited

		13-Week Period		26-Week Period
(in CAD millions)	Notes	2013	2012 (Note 2.4)	2013	2012 (Note 2.4)
Cash flow generated from (used for) operating activities
Net earnings (loss)		$152.8	$(9.8)	$121.6	$83.2
Adjustments for:
Depreciation and amortization expense	11	30.0	32.0	60.2	64.3
Gain on disposal of property, plant and equipment		(1.3)	—	(1.5)	—
Reversal of impairment losses	12	—	(2.1)	—	(2.1)
Gain on lease terminations and lease amendments	12	(185.7)	—	(185.7)	(164.3)
Finance costs	7, 17	2.8	4.6	5.1	9.1
Interest income	5	(0.4)	(2.3)	(0.8)	(2.9)
Retirement benefit plans expense	10	6.9	8.0	13.8	15.8
Short-term disability expense	10	1.8	1.8	4.3	4.3
Income tax expense	17	25.2	0.9	13.0	13.3
Interest received	5	0.6	0.6	1.1	1.1
Interest paid	7	(1.5)	(1.5)	(3.0)	(3.4)
Retirement benefit plans contributions	10	(9.7)	(7.6)	(19.4)	(20.0)
Income tax (payments) refunds	17	(0.9)	(3.6)	(8.9)	4.2
Other income tax deposits	17	(6.1)	—	(6.1)	—
Changes in non-cash working capital	19	19.7	(59.1)	(72.8)	(120.8)
Changes in long-term assets and liabilities	20	(2.4)	34.8	(8.7)	31.7
		31.8	(3.3)	(87.8)	(86.5)
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets		(11.4)	(19.2)	(18.1)	(34.9)
Proceeds from sale of property, plant and equipment		1.1	0.4	1.4	0.9
Proceeds from lease terminations	12	190.5	—	190.5	170.0
Proceeds from sale of Cantrex operations	13	—	3.5	—	3.5
		180.2	(15.3)	173.8	139.5
Cash flow used for financing activities
Interest paid on finance lease obligations	7	(0.7)	(0.4)	(1.3)	(0.9)
Repayment of long-term obligations		(3.5)	(3.6)	(6.9)	(138.7)
Proceeds from long-term obligations		1.2	1.3	2.3	33.0
Repurchases of common shares	8	—	(7.0)	—	(9.8)
		(3.0)	(9.7)	(5.9)	(116.4)
Effect of exchange rate on cash and cash equivalents at end of period		0.4	—	0.5	(0.2)
Increase (decrease) in cash and cash equivalents		209.4	(28.3)	80.6	(63.6)
Cash and cash equivalents at beginning of period		$109.7	$364.9	$238.5	$400.2
Cash and cash equivalents at end of period		$319.1	$336.6	$319.1	$336.6

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channel, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has partnered with Thomas Cook Canada Inc. (“Thomas Cook”) in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company has also partnered with SHS Services Management Inc. (“SHS”) in a multi-year licensing arrangement, under which SHS oversees the day-to-day operations of all Sears Home Improvements Product Services business (“HIPS”). Licensee fee revenues are comprised of payments received from licensees, including Thomas Cook and SHS, that operate within the Company’s stores. The Company is a party to a number of real estate joint arrangements which have been classified as joint operations and accounted for by recognizing the Company's share of the joint arrangements' assets, liabilities, revenues and expenses for financial reporting purposes.
The indirect parent of the Company is Sears Holdings Corporation (“Sears Holdings”), incorporated in the U.S. in the state of Delaware. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida) through Sears Holdings.

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements of the Company for the 13 and 26-week periods ended August 3, 2013 (the "Financial Statements") have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") issued by the International Accounting Standards Board ("IASB"), and therefore, do not contain all disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 53-week period ended February 2, 2013 (the "2012 Annual Consolidated Financial Statements"), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2012 Annual Consolidated Financial Statements, except as noted below. The Company's significant accounting policies are described in Note 2 of the 2012 Annual Consolidated Financial Statements.
The Company adopted the following new standards and amendments which became effective "in" or "for" the 26-week period ended August 3, 2013:

•	IAS 1, Presentation of Financial Statements ("IAS 1")
The IASB has amended IAS 1 to require additional disclosures for items presented in Other Comprehensive Income ("OCI") on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to earnings or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to earnings or loss). These amendments are effective for annual periods beginning on or after July 1, 2012 and require full retrospective application. As a result of the adoption of the IAS 1 amendment, the Company modified its presentation of OCI in these Financial Statements;

•	IAS 28, Investments in Associates and Joint Ventures ("IAS 28")
IAS 28 (as amended in 2011) supersedes IAS 28 (2003), Investments in Associates and outlines how to apply, with certain limited exceptions, the equity method to investments in associates and joint ventures. The standard also defines an associate by reference to the concept of "significant influence", which requires power to participate in financial and operating policy decisions of an investee (but not joint control or control of those policies). Based on the Company's assessment of this amendment, there is no impact on its Financial Statements;

•	IFRS 7, Financial Instruments: Disclosures ("IFRS 7")
The IASB has amended IFRS 7. The amendment establishes disclosure requirements to help users better assess the effect or potential effect of offsetting arrangements on a company's financial position. These amendments are effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. Based on the Company's assessment of this amendment, there is no impact on its Financial Statements. The Company is currently assessing the impact of these amendments on the Company's annual consolidated financial statements and related note disclosures;

•	IFRS 10, Consolidated Financial Statements ("IFRS 10")
IFRS 10 establishes the standards for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. Based on the Company's assessment of this amendment, there is no impact on its Financial Statements;

•	IFRS 11, Joint Arrangements ("IFRS 11")
IFRS 11, along with IFRS 12 described below, replaces IAS 31, Interests in Joint Ventures (“IAS 31”) and requires that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The adoption of this standard has impacted the Company as described in Note 2.4;

•	IFRS 12, Disclosure of Involvement with Other Entities ("IFRS 12")
IFRS 12, along with IFRS 11 described above, replaces IAS 31. IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with, the entity's interests in joint ventures and the impact of those interests on its financial position, financial performance and cash flows. These amendments are effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of these amendments did not have an impact on the Financial Statements. The Company is currently assessing the impact of these amendments on the Company's annual consolidated financial statements and related note disclosures; and

•	IFRS 13, Fair Value Measurement ("IFRS 13")
IFRS 13 provides guidance to improve consistency and comparability in fair value measurements and related disclosures through a 'fair value hierarchy'. This standard applies when another IFRS requires or permits fair value measurements or disclosures. Disclosures required under IFRS 13 for Financial Statements have been included in Note 14.5.

2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements are accounted for by recognizing the Company's share of the joint arrangements' assets, liabilities, revenues and expenses. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13 and 26-week periods presented in these Financial Statements are for the periods ending August 3, 2013 and July 28, 2012.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. The Company is comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements (see Note 18).
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues, as well as performance payments received from JPMorgan Chase under the long-term credit card marketing and servicing alliance, will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

2.4 Changes in accounting policy
IFRS 11, Joint Arrangements
The Company adopted IFRS 11 in the 13-week period ended May 4, 2013 ("Q1 2013"). On May 12, 2011, the IASB issued IFRS 11 which replaced IAS 31, Interests in Joint Ventures, and required that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The Company has determined that its real estate joint arrangements are joint operations and will be recognized in proportion to the Company's ownership percentage in these arrangements.
IFRS 11 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
As the Company implemented IFRS 11 in Q1 2013, the Company has retrospectively adjusted the assets and liabilities as at February 2, 2013 and January 28, 2012 and the income, expenses and cash flows for the 53-week period ended February 2, 2013.

A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at February 2, 2013	As at July 28, 2012	As at January 28, 2012
Cash and cash equivalents	$1.5	$3.1	$2.8
Accounts receivable, net	1.5	1.6	1.4
Prepaid expenses	(1.5)	(1.2)	—
Net change to current assets	1.5	3.5	4.2

Property, plant and equipment	278.5	318.9	324.1
Investment in joint arrangements	(263.4)	(297.0)	(301.4)
Other long-term assets	9.0	9.6	9.8
Net change to total assets	25.6	35.0	36.7

Accounts payable and accrued liabilities	1.7	4.4	4.0
Deferred revenue	0.3	0.2	—
Other taxes payable	0.1	0.1	0.1
Current portion of long term obligations	4.0	4.3	4.1
Net change to current liabilities	6.1	9.0	8.2

Long-term obligations	19.3	24.9	27.2
Deferred tax liabilities	0.2	0.2	0.3
Other long-term liabilities	—	0.9	1.0
Net change to total liabilities	25.6	35.0	36.7

Consolidated Statements of Net (Loss) Earnings
(Increase (decrease) in CAD millions)	13-Week Period Ended July 28, 2012	26-Week Period Ended July 28, 2012	53-Week Period Ended February 2, 2013
Revenue	$11.8	$24.7	$45.8
Selling, administrative and other expenses	8.5	17.5	34.7
Finance costs	0.4	0.9	1.8
Interest income	—	0.1	0.2
Share of income from joint arrangements	(2.9)	(6.4)	(9.5)

Consolidated Statements of Cash Flows
(Increase (decrease) in cash flow arising from items noted below in CAD millions)	13-Week Period Ended July 28, 2012	26-Week Period Ended July 28, 2012	53-Week Period Ended February 2, 2013
Depreciation and amortization	$3.7	$7.2	$13.2
Impairment loss	—	—	2.2
Share of income from joint arrangements	2.9	6.4	9.5
Finance costs	0.4	0.9	1.8
Interest income	—	(0.1)	(0.2)
Interest paid	(0.5)	(0.9)	(1.8)
Changes in non-cash working capital	(2.2)	1.6	18.0
Changes in long-term assets and liabilities	1.3	0.7	(17.6)
Additions of property, plant & equipment and intangible assets	(0.1)	(2.6)	(4.0)
Repayment on long-term obligations	(1.0)	(1.9)	(4.0)
Dividends received from joint arrangements	(4.7)	(11.0)	(18.4)
As a result of the adoption of IFRS 11 in Q1 2013, the Company has two reportable segments: Merchandising and Real Estate Joint Arrangement operations. Refer to Note 18 for segmented information disclosure.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On December 16, 2011, the IASB issued amendments to two previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Company is monitoring the impact of amendments to this standard and is currently assessing the impact on the Company's consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the 2012 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at August 3, 2013	As at February 2, 2013 (Note 2.4)	As at July 28, 2012 (Note 2.4)
Cash	$89.8	$49.1	$53.2
Cash equivalents
Government treasury bills	—	159.9	229.9
Bank term deposits	209.0	—	25.0
Investment accounts	10.3	20.5	20.4
Restricted cash and cash equivalents	10.0	9.0	8.1
Total cash and cash equivalents	$319.1	$238.5	$336.6
The components of restricted cash and cash equivalents are further discussed in Note 15.
Interest income
Interest income related primarily to cash and cash equivalents for the 13 and 26-week period ended August 3, 2013 totaled $0.4 million and $0.8 million (2012: $2.3 million and $2.9 million), respectively. For the same 13 and 26-week periods, the Company received $0.6 million and $1.1 million (2012: $0.6 million and $1.1 million), respectively, in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13 and 26-week period ended August 3, 2013 was $550.6 million (2012: $615.4 million) and $1,039.6 million (2012: $1,142.8 million), respectively, which includes $19.1 million (2012: $19.7 million) and $43.5 million (2012: $42.3 million) of inventory write-downs. These expenses are included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Reversals of prior period inventory write-downs for the 13 and 26-week period ended August 3, 2013 were $0.4 million (2012: nil) and $3.9 million (2012: nil), respectively.
Inventory is pledged as collateral under the Company’s revolving credit facility.

7. Long-term obligations and finance costs
Long-term obligations
Total outstanding long-term obligations were as follows:

(in CAD millions)	As at August 3, 2013	As at February 2, 2013 (Note 2.4)	As at July 28, 2012 (Note 2.4)
Real estate joint arrangement obligations - Current	$4.2	$4.0	$4.3
Finance lease obligations - Current	5.1	5.2	4.7
Total current portion of long-term obligations	$9.3	$9.2	$9.0
Real estate joint arrangement obligations - Non-current	17.2	19.3	24.9
Finance lease obligations - Non-current	28.7	30.9	22.2
Total non-current long-term obligations	$45.9	$50.2	$47.1
The Company’s debt consists of a secured credit facility, finance lease obligations and the Company's share of its real estate joint arrangements' assets, liabilities, revenues and expenses. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $550.9 million as at August 3, 2013 (February 2, 2013: $501.5 million, July 28, 2012: $544.7 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $262.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up.
The Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at August 3, 2013.
As at August 3, 2013, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $5.4 million included in "Other long-term assets" in the unaudited Condensed Consolidated Statements of Financial Position (February 2, 2013: no borrowings and unamortized transaction costs of $6.2 million included in "Other long-term assets", July 28, 2012: no borrowings and unamortized transaction costs of $7.2 million included in "Other long-term assets". In addition, the Company had $24.2 million (February 2, 2013: $19.7 million, July 28, 2012: $14.3 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments including third party payments, utility commitments and defined benefit plan deficit funding. Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.
As at August 3, 2013, the Company had outstanding merchandise letters of credit of U.S. $9.1 million (February 2, 2013: U.S. $7.9 million, July 28, 2012: U.S. $6.7 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.
Finance costs
Interest expense on long-term obligations, including the Company's share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations, amortization of transaction costs and commitment fees on the unused portion of the Credit Facility for the 13 and 26-week period ended August 3, 2013 totaled $2.7 million (2012: $2.5 million) and $5.4 million (2012: $5.4 million), respectively. Interest expense is included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Also included in "Finance costs" for the 13 and 26-week period ended August 3, 2013 was an expense of $0.1 million and a recovery of $0.3 million (2012: expense of $2.1 million and $3.7 million), respectively, for interest on accruals for uncertain tax positions.
The Company’s cash payments for interest on long-term obligations, including the Company's share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for the 13 and 26-week period ended August 3, 2013 totaled $2.2 million (2012: $1.9 million) and $4.3 million (2012: $4.3 million), respectively.

8. Capital stock
On May 22, 2013, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to make a Normal Course Issuer Bid ("2013 NCIB"). The 2013 NCIB permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares as at May 10, 2013. Under the 2013 NCIB, purchases were allowed to commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as the Company may complete its purchases pursuant to the 2013 NCIB. The total purchase of common shares by the Company pursuant to the 2013 NCIB will not exceed, in the aggregate, 5% of all outstanding common shares, and is subject to the limits under the TSX rules, including a daily limit of 25% of the average daily trading volume (which, based on the prior six months trading volumes, cannot exceed 19,689 common shares a day), and a limit of one block purchase per week.
There were no share purchases during the 13 and 26-week period ended August 3, 2013 (2012: 634,870 shares and 870,633 shares were purchased for $7.0 million and $9.8 million, respectively, as part of a normal course issuer bid in place for the period of May 25, 2011 to May 24, 2012, and cancelled). The impact of the share repurchases in 2012 was a decrease to “Capital stock” of $0.1 million and $0.1 million, respectively, and a decrease to "Retained earnings" of $6.9 million and $9.6 million in the unaudited Condensed Consolidated Statements of Financial Position, respectively.
During the fourth quarter of the 53-week period ended February 2, 2013, the Company distributed $101.9 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $1.00 per common share was made on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.
In 2012, Sears Holdings distributed on a pro rata basis to its shareholders, a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings retained approximately 51% of the issued and outstanding shares of the

Company. The distribution was made on November 13, 2012 to Sears Holdings' shareholders of record as of the close of business on November 1, 2012, the record date for the distribution. Every share of Sears Holdings common stock held as of the close of business on the record date entitled the holder to a distribution of 0.4283 of the Company's common shares. In connection with the distribution, the Company filed documents with the United States Securities and Exchange Commission.

ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively "ESL", together form the ultimate controlling party of the Company. ESL is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company as at August 3, 2013 (February 2, 2013: 28,158,368 or 27.6%, July 28, 2012: nil). Sears Holdings, the controlling shareholder of the Company, is the beneficial holder of 51,962,391 or 51.0%, of the common shares of the Company as at August 3, 2013 (February 2, 2013: 51,962,391 or 51.0%, July 28, 2012: 97,341,670 or 95.5%). The issued and outstanding shares are fully paid and have no par value.

The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at August 3, 2013, the only shares outstanding were common shares of the Company.

9. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended August 3, 2013	13-Week Period Ended July 28, 2012 (Note 2.4)	26-Week Period Ended August 3, 2013	26-Week Period Ended July 28, 2012 (Note 2.4)
Apparel and Accessories	$324.4	$330.9	$608.0	$619.8
Home and Hardlines	245.2	282.0	463.2	520.5
Major Appliances	212.6	211.2	404.6	414.7
Other merchandise revenue	56.5	115.0	113.6	182.0
Services and other	88.4	89.9	172.1	187.0
Commission and licensee revenue	33.0	32.9	65.7	65.9
	$960.1	$1,061.9	$1,827.2	$1,989.9

10. Retirement benefit plans
In July 2008, the Company amended its defined benefit plan by introducing a defined contribution component and closing the defined benefit component to new participants. As such, the defined benefit plan continues to accrue benefits related to future compensation increases but no further service credit is earned, and no contributions are made by employees.
The expense for the defined benefit, defined contribution and other benefit plans for the 13-week period ended August 3, 2013 was $2.0 million (2012: $2.5 million), $2.1 million (2012: $2.5 million) and $2.8 million (2012: $3.0 million), respectively. The expense for the defined benefit, defined contribution and other benefit plans for the 26-week period ended August 3, 2013 was $4.0 million (2012: $5.0 million), $4.3 million (2012: $4.7 million), $5.5 million (2012: $6.1 million), respectively. Not included in total retirement benefit plans expense for the 13 and 26-week period are short-term disability expenses of $1.8 million and $4.3 million (2012: $1.8 million and $4.3 million), respectively, that were paid from the other benefit plan. These expenses are included in "Selling, administrative and other expenses" in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
Total cash contributions by the Company to its defined benefit, defined contribution and other benefit plans for the 13 and 26-week period ended August 3, 2013 were $9.7 million and $19.4 million (2012: $7.6 million and $20.0 million), respectively.
In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post-retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million, net of $0.8 million of expenses). Refer to the 2012 Annual Consolidated Financial Statements for more details.

11. Depreciation and amortization expense
The components of the Company's depreciation and amortization expense, included in "Selling, administrative and other expenses", were as follows:

(in CAD millions)	13-Week Period Ended August 3, 2013	13-Week Period Ended July 28, 2012 (Note 2.4)	26-Week Period Ended August 3, 2013	26-Week Period Ended July 28, 2012 (Note 2.4)
Depreciation of property, plant and equipment	$27.5	$29.7	$54.9	$59.6
Amortization of intangible assets	2.5	2.3	5.3	4.7
Total depreciation and amortization expense	$30.0	$32.0	$60.2	$64.3

12. Gain on lease terminations and lease amendments
On June 14, 2013, the Company announced its intention to enter into a series of transactions related to its leases on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga). The landlords approached the Company with a proposal to enter into a series of lease amendments for a total consideration of $191.0 million, being the amount the landlords were willing to pay for the right to require the Company to vacate the two locations.
On June 24, 2013, the Company received proceeds of $191.0 million upon closing of the transaction which gave the landlords the right to require the Company to vacate the two locations by March 31, 2014. The landlords exercised such right on July 25, 2013. The transaction resulted in a pre-tax gain of $185.7 million, net of the de-recognition of leasehold improvements of $5.1 million .
The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million, which was paid on June 24, 2013. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete such lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store.
On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represented the amount the landlord was willing to pay for the right to redevelop the property based upon their analysis of the potential returns from redevelopment.
On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million, net of the de-recognition of leasehold improvements of $5.7 million. The Company exited all three properties on October 31, 2012 and has no further financial obligation related to the transaction.
On June 20, 2012, the Company entered an agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) property. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012. In Fiscal 2010, the Company incurred an impairment loss of $2.9 million relating to the property, plant and equipment at its Deerfoot property. As a result of the agreement and expected proceeds, the Company recorded an impairment loss reversal (net of accumulated amortization) of $2.1 million in "Selling, administrative and other expenses". On the closing date of October 26, 2012, the Company vacated the property and received cash proceeds of $5.0 million, resulting in a pre-tax gain of $2.8 million, net of the de-recognition of leasehold improvements and furniture and fixtures of $2.2 million. The Company has no further financial obligation related to the transaction.

13. Sale of Cantrex Group Inc. (“Cantrex”)
On April 24, 2012, the Company entered into an agreement to sell the operations of its subsidiary, Cantrex, to Nationwide Marketing Group, LLC for $3.5 million, equal to the net carrying amount of specified Cantrex assets and liabilities. On April 29, 2012, the Company received the proceeds on the sale, de-recognized the assets and liabilities sold and recorded a gain on sale of nil.

14. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates and foreign currency. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk.
14.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $399.3 million as at August 3, 2013 (February 2, 2013: $317.7 million, July 28, 2012: $428.7 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at August 3, 2013, two customers represented 29.0% of the Company’s accounts receivable (February 2, 2013: no customer represented greater than 10.0% of the Company’s accounts receivable, July 28, 2012: one customer represented 19.0% of the Company's accounts receivable).
14.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at August 3, 2013:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$505.7	$505.7	$505.7	$—	$—	$—
Finance lease obligations including payments due within one year [1]	33.8	45.0	7.4	10.7	9.9	17.0
Real estate joint arrangement obligations including payments due within one year [2]	21.4	25.5	5.5	10.9	4.6	4.5
Operating lease obligations [3]	n/a	503.5	99.0	162.9	110.5	131.1
Royalties [3]	n/a	1.4	0.9	0.5	—	—
Purchase agreements [3,5]	n/a	19.9	7.9	12.0	—	—
Retirement benefit plans obligations [4]	414.5	100.2	29.3	58.7	12.2	—
	$975.4	$1,201.2	$655.7	$255.7	$137.2	$152.6

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility at August 3, 2013.

2	Cash flow maturities related to real estate joint arrangement obligations, including payments due within one year, include annual interest on mortgage obligations at a weighted average rate of 7.9%.
3	Purchase agreements, operating lease obligations, and royalties are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
4
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

5	Certain vendors require minimum purchase commitment levels over the term of the contract.

Of the $503.5 million of operating lease commitments disclosed in the table above, $7.1 million relates to the Company's share of the commitments of its real estate joint arrangements.

Management believes that cash on hand, future cash flow generated from operations and availability of current and future funding will be adequate to support these financial liabilities. As at August 3, 2013, the Company does not have any significant capital expenditure commitments.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
14.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at August 3, 2013 there were forward contracts outstanding with a notional value of US $165 million (February 2, 2013: nil, July 28, 2012: nil) and a fair value of $1.5 million included in “Derivative Financial Assets” (February 2, 2013: nil, July 28, 2012: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2014. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at August 3, 2013, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacted Net Earnings (Loss).
During the 13 and 26-week periods ended August 3, 2013, the Company recorded a loss of $2.3 million and a loss of $3.1 million (2012: loss of $2.8 million and loss of $1.0 million), respectively, in "Selling, administrative and other expenses", relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The period end exchange rate was 0.9625 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net earnings (loss) of $4.7 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

14.4 Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at August 3, 2013, the Company had no interest rate swap contracts in place.
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the secured revolving credit facility are subject to interest rate risk. The total subject to interest rate risk as at August 3, 2013 was a net asset of $320.4 million (February 2, 2013: net asset of $239.8 million, July 28, 2012: net asset of $337.9 million). An increase or decrease in interest rates of 0.25% would cause an immaterial after-tax impact on net earnings (loss).
14.5 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[1]	As at August 3, 2013	As at February 2, 2013	As at July 28, 2012
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	—	159.9	229.9
Cash equivalents	Cash and cash equivalents[1]	Level 2	10.3	20.5	20.4
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 1	0.2	0.2	0.2
U.S. $ derivative contracts	Derivative financial assets	Level 2	1.5	—	—
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

[1]	Interest income related to cash and cash equivalents is disclosed in Note 5.

All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.
Effective March 3, 2013, the Company finalized an exclusive, multi-year licensing arrangement with SHS, which will result in SHS overseeing the day-to-day operations of all HIPS. The Company provided SHS an interest-bearing loan which allows SHS to pay the final purchase price of $5.3 million over 6 years. The Loans and receivables asset is included in "Other long-term assets" in the unaudited Condensed Consolidated Statements of Financial Position. As part of the transaction, SHS granted the Company a call option which, if exercised would require SHS to sell the Company a 20% interest in the HIPS business. The call option can be exercised beginning March 3, 2013 until March 2, 2023.

15. Contingent liabilities
15.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
15.2 Commitments and guarantees
Commitments
As at August 3, 2013, cash and cash equivalents that are restricted represent cash and investments pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $10.0 million (February 2, 2013: $9.0 million, July 28, 2012: $8.1 million), which is the Canadian equivalent of U.S. $9.6 million (February 2, 2013: U.S. $9.0 million, July 28, 2012: U.S. $8.0 million).

The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 14.2 "Liquidity risk".
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales.

Total future minimum royalty payments under such agreements were $1.4 million as at August 3, 2013 (February 2, 2013: $2.3 million, July 28, 2012: $2.6 million).

Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

16. Net earnings (loss) per share
A reconciliation of the number of shares used in the net earnings (loss) per share calculation is as follows:

(Number of shares)	13-Week Period Ended August 3, 2013	13-Week Period Ended July 28, 2012	26-Week Period Ended August 3, 2013	26-Week Period Ended July 28, 2012
Weighted average number of shares per basic net earnings (loss) per share calculation	101,877,662	102,015,388	101,877,662	102,287,015
Effect of dilutive instruments outstanding	—	—	—	—
Weighted average number of shares per diluted net earnings (loss) per share calculation	101,877,662	102,015,388	101,877,662	102,287,015
“Net earnings (loss)” as disclosed in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) was used as the numerator in calculating the basic and diluted net earnings (loss) per share. For both the 13 and 26-week period ended August 3, 2013, 5,080 outstanding options were excluded from the calculation of diluted net earnings (loss) per share as they were anti-dilutive. For both the 13 and 26-week period ended July 28, 2012, 9,560 outstanding options were excluded from the calculation of diluted net earnings (loss) per share as they were anti-dilutive.

17. Income taxes
The Company’s total net cash refunds or payments of income taxes for the 13 and 26-week period ended August 3, 2013 were a net payment of $7.0 million and net payment of $15.0 million (2012: net payment of $3.6 million and net refund of $4.2 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13 and 26-week period ended August 3, 2013, the Company recorded benefits for interest on prior period tax re-assessments and accruals for uncertain tax positions as described in the table below, all included in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) as follows:

(in CAD millions)	13-Week Period Ended August 3, 2013	13-Week Period Ended July 28, 2012	26-Week Period Ended August 3, 2013	26-Week Period Ended July 28, 2012
Finance costs (increase) recovery	$(0.1)	$(2.1)	$0.3	$(3.7)
Income tax (expense) recovery:
Current	$(0.1)	$(3.9)	$0.5	$(5.5)
Deferred	$0.1	$1.9	$(0.1)	$2.3
Net (charges) benefits on uncertain tax positions	$(0.1)	$(4.1)	$0.7	$(6.9)
The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
Included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position as at August 3, 2013, were receivables of $19.9 million (February 2, 2013: $13.9 million, July 28, 2012: $2.1 million) related to deposits made with tax authorities by the Company for disputed tax assessments.

18. Segmented information
In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, Operating Segments which includes the identification of the Chief Operating Decision Maker, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into two reportable segments: Merchandising and Real Estate Joint Arrangement operations. The Merchandising segment includes revenues from the sale of merchandise and related services to customers. The Real Estate Joint Arrangement segment includes income from the Company's joint arrangement interests in shopping centres across Canada, most of which contain a Sears store.
18.1 Segmented statements of earnings

(in CAD millions)	13-Week Period Ended August 3, 2013	13-Week Period Ended July 28, 2012 (Note 2.4)	26-Week Period Ended August 3, 2013	26-Week Period Ended July 28, 2012 (Note 2.4)
Total revenue
Merchandising	$949.0	$1,050.1	$1,805.4	$1,965.2
Real Estate Joint Arrangements	11.1	11.8	21.8	24.7
Total revenues	$960.1	$1,061.9	$1,827.2	$1,989.9
Segmented operating loss
Merchandising	$(8.8)	$(9.4)	$(53.2)	$(68.2)
Real Estate Joint Arrangements	3.5	2.8	6.4	6.6
Total segmented operating loss	$(5.3)	$(6.6)	$(46.8)	$(61.6)
Finance Costs
Merchandising	$2.5	$4.2	$4.4	$8.2
Real Estate Joint Arrangements	0.3	0.4	0.7	0.9
Total finance costs	$2.8	$4.6	$5.1	$9.1
Interest Income
Merchandising	$0.5	$2.3	$0.7	$2.8
Real Estate Joint Arrangements	(0.1)	—	0.1	0.1
Total interest income	$0.4	$2.3	$0.8	$2.9
Gain on lease terminations and lease amendments
Merchandising	$185.7	$—	$185.7	$164.3
Real Estate Joint Arrangements	—	—	—	—
Total gain on lease terminations and lease amendments	$185.7	$—	$185.7	$164.3
Income taxes
Merchandising	$(25.2)	$(0.9)	$(13.0)	$(13.3)
Real Estate Joint Arrangements	—	—	—	—
Total income tax expense	$(25.2)	$(0.9)	$(13.0)	$(13.3)
Net earnings (loss)	$152.8	$(9.8)	$121.6	$83.2

18.2 Segmented statements of total assets

(in CAD millions)	As at August 3, 2013	As at February 2, 2013 (Note 2.4)	As at July 28, 2012 (Note 2.4)
Merchandising	$2,320.2	$2,210.8	$2,330.6
Real Estate Joint Arrangements	296.5	293.9	336.9
Total assets	$2,616.7	$2,504.7	$2,667.5

18.3 Segmented statements of total liabilities

(in CAD millions)	As at August 3, 2013	As at February 2, 2013 (Note 2.4)	As at July 28, 2012 (Note 2.4)
Merchandising	$1,388.1	$1,402.3	$1,465.3
Real Estate Joint Arrangements	29.5	26.0	35.4
Total liabilities	$1,417.6	$1,428.3	$1,500.7

19. Changes in non-cash working capital balances
Cash generated from (used for) non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended August 3, 2013	13-Week Period Ended July 28, 2012 (Note 2.4)	26-Week Period Ended August 3, 2013	26-Week Period Ended July 28, 2012 (Note 2.4)
Accounts receivable, net	$2.5	$40.2	$1.0	$23.6
Inventories	(24.2)	36.6	(63.9)	(23.4)
Prepaid expenses	(8.5)	(5.5)	(8.4)	(12.4)
Accounts payable and accrued liabilities	39.7	(87.1)	13.8	(51.4)
Deferred revenue	(17.8)	(20.9)	(15.5)	(15.2)
Provisions	(2.0)	(2.2)	(15.5)	(12.6)
Income and other taxes payable and recoverable	30.4	(20.2)	16.2	(29.9)
Effect of foreign exchange rates	(0.4)	—	(0.5)	0.5
Cash generated from (used for) non-cash working capital balances	$19.7	$(59.1)	$(72.8)	$(120.8)

20. Changes in long-term assets and liabilities
Cash (used for) generated from long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended August 3, 2013	13-Week Period Ended July 28, 2012 (Note 2.4)	26-Week Period Ended August 3, 2013	26-Week Period Ended July 28, 2012 (Note 2.4)
Other long-term assets	$2.8	$32.0	$3.0	$31.6
Other long-term liabilities	(5.6)	1.6	(11.5)	(0.5)
Other	0.4	1.2	(0.2)	0.6
Cash (used for) generated from long-term assets and liabilities	$(2.4)	$34.8	$(8.7)	$31.7

21. Event after the reporting period

Subsequent to quarter end, the Company entered into agreements with third parties to outsource some of the work currently performed by internal Sears resources in portions of Information Technology, Finance and Accounting, and Payroll. This change was announced to associates on August 19, 2013 and will result in a reduction of 245 associates and approximately $11 to $15 million in transformation costs between the announcement date and the first half of 2014.